SEC No 82 - 2142

02028682

Ref BTRsec/Rls Admin/Letters/2002/0487

invensys

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
USA

Tuesday, 9 April 2002

SEC MAIL PROCESSING RECEIVED APR 23 2002 WASH. D.C. 154 SECTION

SUPPL

Dear Sirs,

12g3 – 2 (b) Exemption

In accordance with the Company's exemption from disclosure requirements under Rule 12g3 – 2 (b) of the 1934 Securities Exchange Act please find enclosed:

- Press Release announcing Invensys' Hansen Transmissions invests €75 million to capitalise on record growth;
- Press Release announcing Invensys Provides In-Home Communication Infrastructure for OnStar at Home Control Management Pilot; and
- Notification to the Stock Exchange of Major Interests in Shares concerning CGNU plc.

Yours faithfully,

PROCESSED
MAY 14 2002
THOMSON FINANCIAL

Rachel Spencer
Deputy Secretary
Invensys plc
Tel: 00 44 207 821 3749
Fax: 00 44 207 821 3884
Email: rachel.spencer@invensys.com

dlw 4/29

Press Releases

Contact:

Duncan Bonfield
Tel:
+44 (0)20 7821 3712
Fax:
+44 (0)20 7821 3709
Invensys plc

Simon Holberton
Tel:
+44 (0)20 7404 5959
Fax:
+44 (0)20 7831 2823
Brunswick

02 April 2002

Invensys' Hansen Transmissions invests €75 million to capitalise on record growth

Invensys today announced that Hansen Transmissions, part of its Development Division, has invested €75 million for the construction of a new factory in Lommel, Belgium. Hansen Transmissions, a leading manufacturer of hi-tech gears, will produce state-of-the-art drive systems for large wind turbines in the new factory.

The investment in the new factory is a response to a big rise in demand from existing customers and the fact that Hansen's existing factory in Edegem has reached its capacity limits. The wind power market is expected to grow at a rate of 25% per annum over the next 5 years (BTM Control ApS - March 2001). Hansen Transmissions last year had a record high turnover of €95 million, and its customer base represents 50% of the world market.

"As we said in our strategy review, the businesses in Invensys' Development Division - including Wind Power (Hansen) - enjoy strong positions in markets with high-growth potential. They represent substantial options for our shareholders through their standalone strategies and will benefit from our support and investment. The Hansen investment is a great opportunity for Invensys to exploit a growth market, and maximise sales returns," said Invensys Chief Executive Rick Haythornthwaite.

The Lommel factory will manufacture, assemble and test gear units for large wind turbines. The Hansen drives transform the relative slow rotations into a much higher speed to produce electricity.

Notes to Editors

About Invensys plc
Invensys plc, the international production technology and energy management group, specialises in helping companies to improve efficiency, performance and profitability. With close to 76,000 employees, Invensys is headquartered in London, England.

Our Production Management businesses work closely with customers in order to drive up performance of their production assets and maximise the return on investments in product technologies. The division includes Foxboro, Wonderware, Triconex, APV, Eurotherm and Baan and it addresses the oil, gas, and chemicals; food beverage and personal healthcare; and discrete and hybrid manufacturing sectors.

Our Energy Management businesses actively work with clients involved in both the supply and consumption of energy and water, developing systems using innovative technologies that improve the management of energy and water costs and the reliability and security of power supplies. The division includes Energy Solutions, Metering Systems, Home, Appliance and Climate Controls and Powerware and focuses on markets connected with power and energy infrastructure and commercial and residential buildings.

We also serve the specialised rail, windpower and power components markets through Westinghouse Rail Systems, Hansen Transmissions and Lambda respectively.

About Hansen Transmissions
Hansen Transmissions is a world leader in the production of innovative and durable drive systems for a broad range of applications in industries that require low noise levels, minimum weight and high reliability (e.g. wind turbines, water treatment, material handling, etc). Hansen Transmissions employees 530 people in Belgium and booked a turnover result of €95 million in 2001, its highest ever.

Press Releases

Contact:

Duncan Bonfield
Tel:
+44 (0)20 7821 3712
Fax:
+44 (0)20 7821 3709
Invensys plc

Simon Holberton
Tel:
+44 (0)20 7404 5959
Fax:
+44 (0)20 7831 2823
Brunswick

08 January 2002

Invensys Provides In-Home Communication Infrastructure for OnStar at Home Control Management Pilot

Invensys, a global leader in automation and controls, today announced it will provide the in-home communication infrastructure for the pilot of OnStar at Home, the world's first system that will allow homeowners to access and control home systems from their vehicle, PC, wireless phone or PDA.

The OnStar at Home pilot will enable homeowners to remotely manage household activities such as locking and unlocking doors; operating the security system, thermostats, and lights; and viewing the home's interior via a Web cam. The pilot program, which will be tested in the coming months in approximately 100 Detroit area households, is an initiative of the Internet Home Alliance, of which Invensys and its four corporate OnStar at Home partners – General Motors, Panasonic, Hewlett-Packard and ADT Security Services, Inc. – are members.

"With the OnStar at Home pilot, Invensys is showing how we can put the infrastructure in place that can deliver a service like security management, while also laying the foundation for future services to the home," said Jim Devlin, president, Invensys Home Control Systems. "Invensys already has put energy management in place for businesses, and we're working to put energy management in the home, because we see this as one of the future services that will help make the connected home a reality."

In the pilot, the Invensys server manages the homeowner's communications to the home, ensuring commands received via any OnStar channel reach the correct house in a form that can be understood by an Invensys gateway device. Inside the home, the gateway enables communication between an Invensys thermostat, the lighting and the home security system, all while communicating over the Internet with the Invensys server.

Participation in the OnStar at Home pilot program is a natural extension of Invensys' commitment to building intelligence into the thousands of different controls the company makes; Invensys believes using intelligent controls to create intelligent systems adds value for customers.

This broader corporate vision is evident in all Invensys Home Control Systems' projects. Home Control Systems is working to bring services – including energy and equipment management – over the Internet to the homeowner by leveraging company expertise in the areas of HVAC controls, utility metering, power systems and appliance controls. Later this year, for example, Invensys will offer the Home Manager Energy Management System (EMS), a service that will give utilities a cost-effective way to implement price-responsive load control and obtain vital usage data while giving homeowners a tool to easily control their energy consumption. The company views the OnStar at Home pilot program as an opportunity to showcase its ability to provide in-home communication infrastructure.

"It's a significant event when five premier companies from diverse industries come together to create a single packaged solution that shows how we collectively envision the future of home control and security management," said Devlin. "Each partner in this pilot program brings a significant amount of expertise and innovation to the table, and we've leveraged those resources to create a system that will positively affect the way we go about our day-to-day lives."

Notes to Editors

Invensys Control Systems is a global leader in the manufacturing, networking and servicing of control devices and systems. With the division headquarters based in Richmond, Virginia (U.S.), it operates in all regions of the globe through eight business units – Appliance Climate Controls – Europe, Appliance Controls, Climate Controls, Energy Solutions, Home Control Systems, Metering Systems, Motor Systems and Sensor Systems. The division employs over 30,000 employees in more

than 40 countries. For more information on Invensys Control Systems, please visit www.invensyscontrols.com.

Invensys plc is a global leader in the Automation and Controls industry. With its head office in London, it operates in all regions of the world through four focused divisions - Software Systems, Automation Systems, Power Systems and Control Systems. With just over 75,000 employees, the company's products and services range from advanced control systems and networks for automating industrial plants and controlling the environments of buildings, to electronic devices and controls found in residential buildings and light commercial applications, plus complete power systems for the telecommunications and information technology industries. For more information on Invensys plc, please visit www.invensys.com.

Internet Home Alliance, Inc. is a non-profit association of leading companies working together to advance the home technology industry by developing the ecosystem needed to support the delivery of Internet lifestyle solutions and educating consumers on the value of an Internet Lifestyle. Internet Home Alliance is an open alliance that encourages cross-industry participation. Currently, 32 companies participate in the Alliance. Principal members include Best Buy Co. Inc., Cisco Systems, Inc., General Motors, Hewlett-Packard, Invensys, Invensys, The New Power Company, Panasonic (Matsushita Electric Corporation of America), Sears, Roebuck and Co. and Sun Microsystems. For more information on Internet Home Alliance, visit www.internethomealliance.com.

"emailalert@hemscott.co.uk" <emailalert
03/04/2002 18:27

To: "claudine.wykes@invensys.com" <claudine.wykes@invensys.com>
cc:
Subject: News Alert: Invensys PLC - Holding(s) in Company

This Email News Alert service is brought to you by Invensys and http://www.hemscott.net

RNS Number:9920T
Invensys PLC
3 April 2002

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Invensys plc

2) Name of shareholder having a major interest

CGNU plc

3) Please state whether notification indicates that it is in respect of
holding of the shareholder named in 2 above or in respect of a
non-beneficial interest or in the case of an individual holder if it

is a holding of that person's spouse or children under the age of 18

The notification has been made by CGNU plc on behalf of its subsidiary Morley Fund Management Limited.

4) Name of the registered holder(s) and, if more than one holder, the

number of shares held by each of them

BNY Norwich Union Nominees Ltd	44,040,920
BT Globenet Nominees Ltd	38,780
Chase GA Group Nominees Ltd	56,041,806
CUIM Nominee Ltd	40,258,889
RBSTB Nominees Ltd	2,126,200

5) Number of shares/amount of stock acquired

6) Percentage of issued class

7) Number of shares/amount of stock disposed

8) Percentage of issued class

9) Class of security

Ordinary shares of 25p each

10) Date of transaction

26 March 2002

11) Date company informed

2 April 2002

12) Total holding following this notification

142,506,595

13) Total percentage holding of issued class following this notification

4.07%

14) Any additional information

15) Name of contact and telephone number for queries

Victoria Scarth, Senior Vice President, Corporate Marketing and Communications 020 7821 3712

16) Name of company official responsible for making this notification

Emma Sullivan, Assistant Secretary

Date of notification: 3 April 2002

END

HOLSSFFADSESESL